June 2, 2011

Via Edgar and Federal Express

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed April 25, 2011 (File No. 000-52107)

Dear Ms. Tillan:

We hereby submit a response to the letter of comment, dated May 26, 2011 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2011 (“Form 10-K”), and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011.

The Company’s responses are numbered to correspond to the numbering in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirely. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A.  Controls and Procedures, page 29

Comment No. 1:

We note that that your current disclosure only addresses Item 307 of Regulation S-K.  Please amend your Form 10-K to also include the enclosures required by Item 308 of Regulation S-K.

1	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

The report of management on the company’s internal control over financial reporting should include the following:

•	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;
•	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting; and
•
Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year, including a statement as to whether of not internal control over financial reporting is effective.

Response:

Pursuant to Rule 13a-15(b) under the Exchange Act, our management, under the supervision and with the participation of our Chief Operating Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2010, the end of the period covered by this Form 10-K. Based upon that evaluation, our Chief Operating Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.  Because of its inherent limitations, internal control over financial reporting may not prevent nor detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and includes those policies and procedures that: (i) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of

2	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

our assets; (ii) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Based on such criteria, our management, with the participation of our Chief Operating Officer and Chief Financial officer, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and concluded that, as of December 31, 2010, our internal control over financial reporting was not effective.

We have identified material weaknesses in our internal control over financial reporting related to the following matters:

●
We identified a lack of sufficient segregation of duties. Specifically, this material weakness is such that the design over these areas relies primarily on detective controls and could be strengthened by adding preventative controls to properly safeguard company assets.

●
Management has identified a lack of sufficient personnel in the accounting function due to our limited resources with appropriate skills, training and experience to perform the review processes to ensure the complete and proper application of generally accepted accounting principles, particularly as it relates to valuation of share based payments, the valuation of warrants, and other complex debt /equity transactions. Specifically, this material weakness lead to segregation of duties issues and resulted in audit adjustments to the annual consolidated financial statements and revisions to related disclosures, share based payments, valuation of warrants and other equity transactions.

Our plan to remediate those material weaknesses is as follows:

●
Improve the effectiveness of the accounting group by continuing to augment our existing resources with additional consultants or employees to improve segregation procedures and to assist in the analysis and recording of complex accounting transactions. We plan to mitigate the segregation of duties issues by hiring additional personnel in our accounting department once we generate significantly more revenue, or raise significant additional working capital.

3	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

●	Improve segregation procedures by strengthening cross approval of various functions including quarterly internal audit procedures where appropriate.

For the year ended December 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

Comment No. 2:

Please explain why you included the following items as adjustments to reconcile net income to net cash used in operations.  In this regard, explain the nature of the expense included in your statements of operations for these items and where the expense is reflected.

•	Issuance of stock for accounts payable
•	Issuance of stock for note amendment
•	Issuance of stock for fundraising
•	Issuance of stock for payment of debt

Response:

Issuance of stock for accounts payable

We understand this transaction did not impact the statement of operations and as such, we will amend the statement of cash flows to reflect this amount in the supplemental disclosure of non-cash investing and financing activities.

Issuance of stock for note amendment

The Company issued shares of its common stock to one of its note holders.  In return, the note holder agreed to extend the date of the note.  The Company recorded an expense based on the fair value of the common shares issued at the time the related note was extended.  The amount is included in interest expense on the related statement of operations.

4	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Issuance of stock for fund raising

The Company issued shares of its common stock as payment to parties involved in the Company’s fund raising activities.  The Company issued 250,000 and 1,200,000 shares to two separate parties.  The Company recorded an expense for the fair value of the shares issued on the date of issuance to each party.  For the 250,000 shares issued, the Company recorded an expense of $445,000 included in professional fees: investment banking.  For the 1,200,000 shares issued, the Company recorded an expense of $132,000 included in financing costs.

Issuance of stock for payment of debt

The Company notes this transaction did impact the statement of operations and is included in interest expense.  The amount recorded in this transaction is related to the 4,800,000 shares issued to Mr. Ian Gardner (see Comment No. 5).   The Company violated certain covenants related to notes payable issued to St. George Investments (“St. George”).  St. George took possession of 4,800,000 pledged shares (already issued and outstanding and registered to Mr. Gardner) upon the covenant violations and the Company subsequently replenished Mr. Gardner’s shares.  The Company accounted for the transaction as if the Company effectively issued 4,800,000 shares of common stock to satisfy the notes payable to St. George.  The fair value of the shares was $2,472,000 which was calculated based on the fair value of the shares on the respective covenant violation dates of February 16, 2010 and February 17, 2010.  The principal balance of the related notes payable was $1,218,750 ($780,000 original issuance and increase in principal balance of $195,000 and $243,750, respectively due to the two covenant violations).  The excess amount (the fair value of the 4,800,000 common shares issued in relation to the principal balance) of $1,253,250 was charged to interest expense.  The Company also wrote off the remaining discount associated with the notes payable once the debt was satisfied.  The amount of the unamortized debt discount was $633,750 which was charged to interest expense in the statement of operations.  The total amount charged to interest expense in this transaction was $1,887,000 which is the amount classified as “Issuance of stock for payment of debt” on the Company’s statement of cash flows.

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Comment No. 3:

Please explain to us how you determined the fair values of short term debt, convertible notes and derivative liability.  Discuss why you classified these valuations as Level 1 for the debt and Level 2 for the derivative liability.  Refer to ASC 820-10-35-37.

5	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

We have changed the disclosure to reflect valuations at Level 2 for short term debt, convertible notes, net and derivative liability and will file an amended 10-K to correct the disclosure table as follows:

	December 31, 2010				December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	Quoted Prices in Active Markets or Identical Assets	Significant Other Observable Inputs	Significant Unobservable Input		Quoted Prices in Active Markets or Identical Assets	Significant Other Observable Inputs	Significant Unobservable Input
Assets:
Cash	$87,395	$-	$-	$87,395	$-	$-	$-	$-
Total assets	$87,395	$-	$-	$87,395	$-	$-	$-	$-

Liabilities:
Short term debt	$-	$543,164	$-	$543,164	$-	$930,528	$-	$930,528
Convertible notes, net	-	198,095	-	198,095	-	4	-	4
Derivative liability	-	7,652,022	-	7,652,022	-	30,854,755	-	30,854,755
Total liabilities	$-	$8,393,281	$-	$8,393,281	$-	$31,785,287	$-	$31,785,287

Note 5.  Debt, page F-12

Comment No. 4:

You disclose on page F-13 that there has been no amortization related to the St. George notes.  Please tell us why.  Cite the accounting literature upon which you relied.

Response:

The accounting literature used to determine the amortization of debt discount is Accounting Standards Codification (“ASC”) 835-30-35-2, “Imputation of Interest, Subsequent Measurement, The Interest Method”.  The notes payable issued by St. George have all been issued in the current year.  The Company calculated the amortization of the St. George notes and determined under this method of amortization the amounts have not been material to the financial statements.

Comment No. 5:

Please tell us how you accounted for and valued the 4.8 million shares issued by Mr. Ian Gardner to St. George Investments and the 4.8 million shares issued by the company to Mr. Gardner.  Please tell us where the share issuance is reflected in your consolidated statements of stockholders’ equity.

6	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

Please see the response to Comment No. 2 under “Issuance of stock for payment of debt”.

Comment No. 6:

Please tell us in more detail the terms of the triggering event default of the St. George Investment notes.  Please tell us how you evaluated the triggering event contingency terms of the debt agreement under U.S. GAAP and explain the basis for your accounting treatment.  Discuss your analysis of whether the terms represent a derivative liability.

Response:

The terms of the triggering event default of the St. George notes are as follows:

Upon each occurrence of any of the following events (each, a “Trigger Event”), the Outstanding Balance shall be immediately and automatically increased to 125% of the Outstanding Balance in effect immediately prior to the occurrence of such Trigger Event (the “Balance Adjustment”), and upon the first occurrence of a Trigger Event, (i) the Outstanding Balance, as adjusted above, shall accrue interest at the rate of 15% per annum until this Note is repaid in full, and (ii) the Lender shall have the right, at any time thereafter until this Note is repaid in full, to (a) accelerate the Outstanding Balance, and (b) exercise default remedies under and according to the terms of this Note; provided, however, that notwithstanding anything to the contrary herein, in no event shall the Balance Adjustment be applied more than two (2) times:

(a)              Decline in Volume. A decline in the five-day average daily dollar volume of the Common Stock in its Primary Market to less than $10,000.00 of volume per day.

(b)              Decline in VWAP.  A decline in the average VWAP for the Common Stock during any consecutive five (5) day trading period to a per share price of less than one half of one cent ($0.005).

(c)              Events of Default. The occurrence of any Event of Default hereunder (other than an Event of Default under Section 12(i)) that (i) is not cured for a period exceeding ten (10) business days after notice of a declaration of such Event of Default from Lender, or (ii) is not waived in writing by Lender.

The Company evaluated the triggering event contingency in accordance with ASC 450-20, “Loss Contingencies”.  The Company accounts for the contingencies when the Company determines the triggering events are probable and estimable.  However, due to the nature of the triggering events as stated above (decline in volume and decline in VWAP) and the volatility of the

7	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Company’s stock price, the Company’s accounting of the triggering events and the actual occurrence of the triggering events are very close in terms of timing.

The Company has determined that the embedded conversion features of the St. George notes are derivative liabilities based on the terms of the agreements.  However, the Company’s does not consider the triggering events to be derivative liabilities due to their contingent nature as the triggering events may not occur.  As stated above, once the triggering events are determined to be probable and estimable, any increased amounts in the principal balance due to the defaults are considered derivative liabilities due to the contracts obligations.

Comment No. 7:

Please reconcile the balance of the St. George notes of $2,095,522 shown on page F-16 with your disclosure on page F-13 that the new convertible notes were 2,240,359 before discount.

Response:

We note that the table on page F-13 shows convertible notes of $2,240,359.  We also note that on page F-13 under the caption “New Convertible Notes”, we state that “all convertible notes, with the exception of St. George, have been converted”.  However, included in new convertible notes is $144,837 of convertible notes payable, related party, which is disclosed on page F-16.  The $2,240,359 includes the St. George notes of $2,095,522 and the related party notes.  The Company will amend its disclosure currently on page F-13 and remove the statement that all convertible notes with the exception of St. George have been converted.

Comment No. 8:

Please tell us the exercise prices of the warrants issued in connection with the convertible notes payable.

Response:

The warrants issued in connection with the convertible notes payable have an exercise price of $0.75.

Note 6.  Derivative Liabilities, page F-17

Comment No. 9:

You disclose that you recorded a derivative liability for the fair value of the excess share equivalent amount.  Please explain how you determined the number of excess shares and how you valued them.  Explain whether or not you have already recorded derivative liabilities for the warrants and conversion features of the debt related to these excess shares.  Discuss your accounting for the excess shares and city the accounting literature upon which you relied.

8	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

The number of excess shares was determined by examining potential convertible instruments at year end and, based on the price of the Company’s stock at December 31, 2010, how many shares would the Company potentially have to issue if all instruments were converted at that point in time.  The amount of potential shares in excess of the Company’s authorized share amount were then valued based on their fair value determined by using the Black-Scholes pricing model at December 31, 2010.  The Company recorded a derivative liability based on the determined fair value at that date.  However, the Company notes that a derivative liability was already recorded for the embedded conversion features of both the convertible notes payable and the warrants.  The fair value of the embedded conversion features was determined in the same manner, that is, based on the number of shares these instruments would convert into and the related derivative liability was also valued at December 31, 2010 and a mark to market adjustment was recorded.  The Company will amend the financial statements and remove this charge since it was already recorded in the Company’s financial results for the year ended December 31, 2010.

Note 10.  Commitments and Contingencies, page F-21

Comment No. 10:

Please tell us why you have not recorded any liability to East West as of December 31, 2010 given your disclosure on page F-22 that there are past due amounts owed to East West.

Response:

The Company will record the $237,505 as part of its inventory, tooling and other expenses when legal title transfers from East West to the Company which is consistent with the Company’s policy for recording inventory.

Comment No. 11:

Please tell us whether you have any accrued liabilities for the Crystal or Gordon & Rees matters and why you have not accrued for the entire amount of the default judgment related to Bluewater.

9	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

Response:

We have accrued $33,750 for Crystal Research and have accrued $114,867 for Gordon Rees in our financial statements.  The default judgment for Bluewater is in the amount of $647,254.  We have accrued $348,164 for Bluewater in our financial statements based on management’s expectations that Bluewater would settle the matter for this amount which represents the amount due under the outstanding promissory note with Bluewater.

Certifications, Exhibit 32.2

Comment No. 12:

We note that Mr. Claudio’s certification filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 incorrectly refers to your report on Form 10-Q for the period ended December 2010.  Please file and amendment to your Form 10-K for the period ended December 31, 2010 to include certifications that correctly refer to the Form 10-K for the fiscal year ended December 31, 2010.  Your amendment must include the entire report as well a currently dated and signed 906 and 302 certifications for both your principal executive and accounting officers.

Response:

We will include the corrected certifications specified by the Staff as exhibits to our amended annual report on Form 10-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 4.  Controls and Procedures, page 32

Comment No. 13:

Given the material weaknesses, please explain why management concluded that the company’s disclosure controls and procedures are effective as of March 31, 2011.  We note that management concluded that these controls were not effective as of December 31, 2010.  Please explain the changes made that resulted in the changed assessment of the company’s disclosure controls and procedures.

Response:

We have improved the effectiveness of our accounting group by engaging professionals with expertise in accounting and financial reporting and to assist in the analysis and recording of complex transactions.  We also have improved segregation of duties procedures with the addition of our Chief Operating Officer and integration in our process of cross approval of various functions.

10	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628

We hope the foregoing adequately responds to the Commission’s comments regarding the Company’s filings. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (619) 990-2789.

Very truly yours, /s/ Kevin Claudio Kevin Claudio Chief Financial Officer

11	Helix Wind ·13125 Danielson St., Ste 101 Poway, CA 92064 · p.858.513.1033 · f.619.330.2628